UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            JDS UNIPHASE CORPORATION
                     ---------------------------------------
                                (Name of Issuer)


                     Common Stock par value $0.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   466125 10 1
                     ---------------------------------------
                                 (CUSIP Number)


          Osamu Sato, General Manager/Finance and Accounting Department
                            6-1, Marunouchi 2-chome,
                           Chiyoda-ku, Tokyo 100-8322
                                      Japan
                                 81-3-3286-3526
          ------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)



                                  February 4, 2000
              ------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  466125 10 1
--------------------------------------------------------------------------------
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          The Furukawa Electric Co., Ltd.
          FEJ Holding Inc.
          FEJ Sales Inc.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  |_| X
          (b)  |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC, OO
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).                                               |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          The Furukawa Electric Co., Ltd.: Japan
          FEJ Holding Inc.: Canada
          FEJ Sales Inc.: Canada
--------------------------------------------------------------------------------
7.                               Sole Voting Power

                                 0
------      Number of Shares     -----------------------------------------------
8.            Beneficially       Shared Voting Power
                  Owned
                   By            72,367,040
                  Each
------      Reporting Person     -----------------------------------------------
9.                With           Sole Dispositive Power

                                 0
------                           -----------------------------------------------
10.                              Shared Dispositive Power

                                 72,367,040
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          72,367,040
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                    |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          Approximately 20.244%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

                         Amendment No. 3 to Schedule 13D

Item 1.  Security and Issuer

         This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") jointly filed with the Securities and Exchange Commission on July 6, 1999 by The Furukawa Electric Co., Ltd. ("Furukawa"), FEJ Holding Inc. ("FEJH") and FEJ Sales Inc. and subsequently amended on December 1, 1999 and January 27, 2000. This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of JDS Uniphase Corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 163 Baypointe Parkway, San Jose, CA 95134. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.  Purpose of Transactions

         A.  Completion of Transaction Previously Disclosed in Amendment No. 2

         On January 27, 2000, FEJH entered into an ISDA Master Agreement (including the Schedule and Credit Support Annex thereto, the "ISDA Master Agreement"), with a broker-dealer (the "Dealer") and a Confirmation pursuant to such ISDA Master Agreement (the "First Confirmation"). This transaction was previously disclosed in Amendment No. 2 to the Schedule 13D dated January 27, 2000. The final pricing with respect to the First Confirmation has now been completed. This Amendment No. 3 supplements the disclosure in Amendment No. 2 by attaching the Final Pricing Notice and a letter from Furukawa to the Dealer with respect to the First Confirmation.

         B.  New Transaction

         On February 4, 2000, FEJH entered into a Confirmation (the "Second Confirmation") to the ISDA Master Agreement, pursuant to which FEJH may sell up to 950,000 shares of the Common Stock to the Dealer and pledge such shares to the Dealer. The principal purpose of this transaction is to hedge the market risk of a portion of the Exchangeable Shares held by the Reporting Persons.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         Pursuant to the Second Confirmation, FEJH may sell up to 950,000 shares of the Common Stock to the Dealer and pledge such shares to the Dealer.

Item 7.  Material to be Filed as Exhibits

Exhibit No.       Description
-----------       -----------

       1 Final Pricing Notice, dated as of February 4, 2000, which supplements the First Confirmation.

       2 Letter from Furukawa to the Dealer, dated as of January 27, 2000, with respect to the First Confirmation.

       3   The Second Confirmation.

       4 Irrevocable Authorization and Instruction, dated as of February 4, 2000, given by FEJH to the Dealer.

       5 Letter from Furukawa to the Dealer, dated as of February 4, 2000, with respect to the Second Confirmation.

       6 Final Pricing Notice, dated as of February 7, 2000, which supplements the Second Confirmation.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 4, 2000

                                     THE FURUKAWA ELECTRIC CO., LTD.


                                     By: /s/ Osamu Sato
                                         -------------------------------------
                                         Name:  Osamu Sato
                                         Title: General Manager/Finance and
                                                Accounting Department

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 4, 2000

                                            FEJ HOLDING INC.


                                            By: /s/ Osamu Sato
                                                ------------------------------
                                                 Name: Osamu Sato
                                                 Title: Vice President

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 4, 2000

                                           FEJ SALES INC.


                                           By: /s/ Jo Kubota
                                               ------------------------------
                                               Name:  Jo Kubota
                                               Title: Director

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

       1 Final Pricing Notice, dated as of February 4, 2000, which supplements the First Confirmation.

       2 Letter from Furukawa to the Dealer, dated as of January 27, 2000, with respect to the First Confirmation.

       3   The Second Confirmation.

       4 Irrevocable Authorization and Instruction, dated as of February 4, 2000, given by FEJH to the Dealer.

       5 Letter from Furukawa to the Dealer, dated as of February 4, 2000, with respect to the Second Confirmation.

       6 Final Pricing Notice, dated as of February 7, 2000, which supplements the Second Confirmation.

                                                                       EXHIBIT 1

                                                                       EXHIBIT A

               Merrill Lynch, Pierce, Fenner & Smith Incorporated
                             World Financial Center
                            New York, N.Y. 10281-1305


                                                                February 4, 2000


FEJ Holding Inc.
c/oThe Furukawa Electric Co., Ltd.
6-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8322, Japan
Attention:  Assistant Manager
Fax No. (813) 3286-3709

Ladies and Gentlemen:

          This Final Pricing Notice is the Final Pricing Notice within the meaning of the Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein) dated as of January 27, 2000, between FEJ Holding Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") (as supplemented by the Confirmation dated as of January 27, 2000 between you and MLPFS, the "Confirmation").

          For all purposes under the Confirmation, the terms of the Confirmation shall be as follows:

1.  Effective Date: _February 7, 2000___.

2.  Number of Shares: _3,500,000__________.

3.  Initial Payment Amount: _USD 715,189,837.23_.

4.  Initial Payment Date: _February 10, 2000___.

5.  Initial Equity Level: __211.7512__.

6.  Floor Price: _210.4383_________.

7.  Cap Price: __213.3393________.

8.  Valuation Date: _August 28, 2000__________.

9.  Settlement Date: _August 31, 2000___.



                                           Very truly yours,

                                           MERRILL LYNCH, PIERCE, FENNER &
                                               SMITH INCORPORATED

                                           By: /s/ Elizabeth Murphy
                                               ---------------------------------
                                               Name:  Elizabeth Murphy
                                               Title: Authorized Signatory

Acknowledged and Confirmed:

FEJ HOLDING INC.


By: /s/ Osamu Sato
    ---------------------------------
    Name:  Osamu Sato
    Title: Vice President

                                                                       EXHIBIT 2

                                                                January 27, 2000

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")
World Financial Center
North Tower
New York, New York 10281-1305

Dear Sirs:

This is in reference to the OTC share transaction ML Transaction Ref. (to be determined) (the "Transaction") entered into between MLPFS and FEJ Holding Inc. ("FEJH"), as evidenced by the confirmation (the "Confirmation") dated as of January 27, 2000 (or such other date as may be agreed between the parties). The Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of January 27, 2000 (the "Agreement"). Defined terms used in this letter agreement and not otherwise defined shall have the same meanings as stated in the Confirmation.

We, The Furukawa Electric Co., Ltd. ("FE"), hereby confirm to MLPFS that FEJH is a wholly-owned subsidiary of FE. FE also acknowledges that the Confirmation requires FEJH to pledge the shares of JDS Uniphase Corporation (the "JDSU Shares") to MLPFS as Collateral.

In order to induce MLPFS to enter into the Transaction, FE acknowledges and agrees that in the event MLPFS shall not have received as Collateral on or prior to the twentieth Business Day following the Trade Date a Transfer of an amount of JDSU Shares equal to the Number of Shares, due to the revocation or withdrawal by FEJH of its Retraction Request (as defined in Article 6 of the Articles of Incorporation of FEJH) then, MLPFS shall have the right to seek compensation directly from FE (without first pursuing a claim against FEJH) for any losses, expenses (including reasonable fees and expenses of counsel to MLPFS), claims, damages or liabilities to which MLPFS may suffer or become subject to, insofar as such losses, expenses (including reasonable fees and expenses of counsel to MLPFS), claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon such revocation or withdrawal by FEJH of its Retraction Request. The rights of MLPFS under this letter shall be in addition to any rights or remedies that MLPFS may have under the terms of the Confirmation and the Agreement.

FE shall be released from all of its obligations under this letter agreement upon the delivery to MLPFS of an amount of JDSU Shares equal to the Number of Shares as required under the terms of the Confirmation and the Agreement. FE may not assign or delegate any of its duties hereunder.

                                          Sincerely yours,

                                          THE FURUKAWA ELECTRIC CO., LTD.

                                          By: /s/ Junnosuke Furukawa
                                             -----------------------------------
                                             Name:  Junnosuke Furukawa
                                             Title: President and CEO


Accepted and agreed:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: /s/ Elizabeth Murphy
   -----------------------------------
   Name:  Elizabeth Murphy
   Title: Authorized Signatory

                                                                       EXHIBIT 3


[OBJECT OMITTED]

Dated : February 4, 2000                     ML Ref :

To :              FEJ Holding Inc. ("Counterparty" or "FEJH")
                  9902 49th Street, P.O. Box 939
                  Yellowknife, NWT, Canada

Attention :       Assistant Manager
                  Telephone:  (813) 3286-3709     Fax:   (813) 3286-3526

From : Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") tel: (212) 449-8675
                  fax: (212) 449-2697

------------------------------------------------------------------------------

Dear Sir / Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced Share Transaction entered into between Counterparty and MLPFS on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 1991 ISDA Definitions (as supplemented by the 1998 Supplement, the "Swap Definitions") and in the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between this Confirmation and the Agreement (as defined below) or the Definitions, the terms of this Confirmation shall govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement (including the Schedule thereto (the "ISDA Schedule") and the Credit Support Annex thereto (the "Credit Support Annex")), dated as of January 27, 2000, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:                  February 4, 2000

Valuation Date:              August 28, 2000, as specified in the Final Pricing
                             Notice

Seller:                      Counterparty

Buyer:                       MLPFS

Shares: The common stock, USD 0.001 par value per share, of JDS Uniphase Corporation (Security Symbol: JDSU ).

Issuer:                      JDS Uniphase Corporation, a Delaware corporation

Number of Shares:            1 million, as may be reduced in the manner set
                             forth opposite the caption, "Hedging Period", as specified in the Final Pricing Notice.

Initial Equity Level:        The volume weighted average price per share at
                             which Buyer executed sales and purchases of Shares in the open market during the initial Hedging
                             Period as set forth opposite the caption "Hedging
                             Period", as specified in the Final Pricing Notice.

Floor Price:                 The USD price per share equal to 99.38% of the
                             Initial Equity Level, as specified in the Final
                             Pricing Notice.

Cap Price:                   The USD price per share equal to 100.75% of the
                             Initial Equity Level, as specified in the Final
                             Pricing Notice.

Final Equity Level:          With respect to any Averaging Date, the closing
                             price per Share at the Valuation Time on such Averaging Date.

Settlement Date:             Three Exchange Business Days after the Valuation
                             Date, as specified in the Final Pricing Notice.

Notional Amount:             The US dollar amount, as determined by the
                             Calculation Agent, equal to the product of the Initial Equity Level and the Number of Shares.

Initial Payment Date:        The date three Exchange Business Days after the
                             Effective Date, as specified in the Final Pricing
                             Notice.

Initial Payment Amount:      An amount in USD equal to an amount in USD equal to
                             96.5% of the Notional Amount, as specified in the Final Pricing Notice.

Settlement Currency:         USD

Exchange:                    Nasdaq National Market

Related Exchange:            Any exchange(s) on which options contracts related
                             to the Shares are principally traded.

Business Days:               New York


Initial Hedging Period:

Hedging Period:              During the period (the "Hedging Period") commencing
                             on the Trade Date and ending on the earlier to occur of (x) the tenth Exchange Business Day following the Trade Date (the "Cut-Off Date") and
                             (y) the Exchange Business Day on which MLPFS completes the sale of the full Number of Shares
                             (such earlier date, the "Last Hedging Date") MLPFS will make a good faith effort to sell the full
                             Number of Shares in unsolicited brokerage transactions. On the Last Hedging Date, MLPFS shall provide written notice (a "Final Pricing Notice") to Counterparty in substantially the form of Exhibit A, of the Initial Equity Level, Floor
                             Price, Cap Price, Effective Date, Initial Payment
                             Date and Initial Payment Amount. If MLPFS does not sell the full Number of Shares by the 4:00 p.m.
                             close of trading on the Exchange on the Cut-Off
                             Date, MLPFS shall notify Counterparty in the Final
                             Pricing Notice that the Number of Shares shall be reduced to such number as MLPFS has sold in accordance with this paragraph. MLPFS' calculations shall be reasonable and conclusive and binding absent manifest error.

Effective Date:              The Exchange Business Day following the Last
                             Hedging Date, as specified in the Final Pricing
                             Notice.

Initial Payment:             On the Initial Payment Date MLPFS will purchase and
                             hold in escrow for Counterparty Zero-coupon U.S.
                             Treasury securities maturing on August 17,

                             2000 ("Treasuries") with an aggregate purchase price (including fees and commissions) that is equal to the Initial Payment Amount at a purchase price of such Treasuries equal to 97.10% (expressed as a percentage of par); provided, that, in lieu of purchasing any fractional Treasuries, MLPFS shall deposit in escrow an amount of cash equal to the principal amount of such fractional Treasuries. Purchase of such Treasuries and deposit of any such cash shall be made by 10:00 a.m. (local time at the place for payment) on that date. The proceeds of such Treasuries together with such cash shall be held in escrow and shall be released to the Counterparty upon the delivery of Shares to MLPFS pursuant to the provisions set forth opposite the caption "Delivery of the Number of Shares to be Delivered" on the earlier of (A) the Settlement Date or (B) any Early Termination Date under the Agreement (the "Release Date").

                             Upon release to the Counterparty by MLPFS of such principal and proceeds on the Release Date, MLPFS shall have no further payment obligations to Counterparty hereunder.

Valuation:

Valuation Time:              At the 4:00 p.m. close of trading on the Exchange.

Averaging Dates:             Each of the 20 consecutive Exchange Business Days
                             ending on and including the Valuation Date.

Averaging Date Market
Disruption:                  Modified Postponement

Physical Settlement Terms:

Physical Settlement:         On the Settlement Date, Counterparty will deliver
                             to MLPFS Shares in an amount equal to the Number of Shares to be Delivered that would constitute Free
                             Shares in the hands of MLPFS upon delivery to MLPSS.

                             "Free Shares" means Shares that are not subject to any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such Shares (or security entitlements in respect thereof) or to enforce the provisions thereof or of any document related thereto whether set forth in such Shares itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such Shares (or security entitlements in respect thereof) be consented to or approved by any person, including, without limitation, the Issuer or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such Shares (or security entitlements in respect thereof), (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any person to the Issuer, any other obligor on or any registrar or transfer agent for, such Shares (or security entitlements in respect thereof), prior to the sale, pledge, assignment or other transfer or enforcement of such Shares (or security entitlements in respect thereof) or other item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such Shares (or security entitlements in respect thereof) pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); except that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such Shares (or security entitlements in respect thereof), together with any evidence of the corporate or other authority of such person, shall not constitute such a condition or restriction.

Number of Shares
to be Delivered:             The number of Shares equal to the sum of the
                             Averaging Date Share Numbers for each of the Averaging Dates.

Averaging Date Share Number: With respect to any Averaging Date, the number of
                             Shares, as determined by the Calculation Agent, equal to the product of (i) the amount obtained by multiplying the Number of Shares by the Multiplier relating to such Averaging Date and (ii) the fraction with a numerator equal to one (1) and a denominator equal to the number of Averaging Dates, provided that, if the calculation of any Averaging Date Share Number results in any fractional Share, such Averaging Date Share Number shall be rounded up to the next whole number of Shares.

Multiplier:                  With respect to any Averaging Date, the number, as
                             determined by the Calculation Agent, pursuant to the following formula:

                             a) if the Final Equity Level with respect to such Averaging Date is less than the Floor Price, one (1);

                             b) if the Final Equity Level with respect to such Averaging Date is less than or equal to the Cap Price but greater than or equal to the Floor Price, a number equal to the quotient obtained by dividing the Floor Price by the Final Equity Level with respect to such Averaging Date; and

                             c) if the Final Equity Level with respect to such Averaging Date is greater than the Cap Price, a number equal to the quotient obtained by dividing the Floor Price by the Cap Price.

Clearance System(s):         The principal domestic clearance system customarily
                             settling trades on a delivery versus payment basis on the Shares.

Delivery of Number of Shares
to be Delivered:             On the Settlement Date, Counterparty shall satisfy
                             its delivery obligation by delivering to MLPFS a number of Free Shares equal to the Number of the Shares to be Delivered.

                             On the Settlement Date, unless (i) Counterparty shall have otherwise effected the deliveries required hereby or (ii) the Shares (or security entitlements in respect thereof) then held by the MLPFS as Collateral hereunder are not Free Shares, MLPFS shall take, and the Counterparty irrevocably instructs MLPFS to take, in whole or partial, as the case may be, satisfaction of Counterparty's obligations to deliver Shares (or security entitlements in respect thereof) to MLPFS on the Settlement Date pursuant hereto, Shares (or security entitlements in respect thereof) then held by it as Collateral hereunder representing the number of Shares (or security entitlements in respect thereof) required to be delivered hereunder on the Settlement Date. Upon any such deemed delivery, MLPFS shall hold such Shares (or security entitlements in respect thereof) absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Counterparty).

Adjustments:

Method of Adjustment:        In the event of the occurrence of a Potential
                             Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will
                             (i) make the corresponding adjustment(s), if any, to the Number of Shares, the Floor Price and the Cap Price and, in any case, any other variable relevant to the settlement or payment terms of this transaction as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s). For the avoidance of doubt, in connection with the adjustments made pursuant to the preceding sentence, if as a result of a Potential Adjustment Event existing holders of Shares receive a distribution or dividend of securities (other than Shares) that are marketable securities (the "Additional Securities"), then the term "Shares" will mean a basket of Shares composed of the original Shares and the Additional
                             Securities and the Transaction will become a Share
                             Basket Transaction. The Calculation Agent may (but need not) determine the appropriate adjustment(s) by reference to any adjustment(s) in respect of such Potential Adjustment Event made by an options exchange to options on the relevant Shares traded on that options exchange.

Extraordinary Events:

    Merger Event:            In respect of any relevant Shares, any (i)
                             reclassification or change of such Shares that results in a transfer of or an irrevocable commitment to transfer 50% or more of such Shares outstanding, (ii) consolidation, amalgamation or merger of the Issuer with or into another entity
                             (other than a consolidation, amalgamation or merger in which such Issuer is the continuing entity and which does not result in any such reclassification or change of 50% or more of such Shares
                             Outstanding) or (ii) other takeover offer for such Shares that results in a transfer of or an irrevocable commitment to transfer 50% or more of such Shares (other than such Shares owned or controlled by the offeror), in each case if the Merger Date is on or before, the final Valuation
                             Date.

    Consequences of Merger Event:

    (a) Share-for-Share:     Cancellation and Payment; provided however, if the
                             New Shares are publicly traded on a nationally recognized exchange or on the Nasdaq National
                             Market, Alternative Obligation shall apply.

    (b) Share-for-Other:     Cancellation and Payment.

    (c) Share-for-Combined:  Cancellation and Payment; provided however, if any portion of the consideration for the relevant shares consists of equity securities that are publicly traded on a nationally recognized exchange or on Nasdaq (the "Publicly Traded Securities Consideration"), Alternative Obligation shall apply only to that portion of the Transaction corresponding to the Publicly Traded Securities Consideration.

                             Notwithstanding anything to the contrary in the Equity Definitions, the amount payable under this Transaction upon the occurrence of an Extraordinary Event shall be calculated by the Calculation Agent in good faith in accordance with Section 9.7 of the Equity Definitions using, among other things, the factors identified in subparagraphs (i), (ii) and
                             (iii) therein, but without the requirement of soliciting dealer quotations therefor. The Calculation Agent may (but need not) determine the appropriate adjustment to such payable amount by reference to any adjustment(s) in respect of such Extraordinary Event made by an options exchange to options on the relevant Shares traded on that options exchange.

    Nationalization or
    Insolvency:              Negotiated Close-out

                             If any Merger Event shall occur that does not result in a termination of this transaction, the Calculation Agent shall calculate the adjustments, if any, to be made to any one or more of the Number of Shares, the Floor Price, the Cap

                             Price, and any other variable relevant to the settlement terms of this Agreement, as the Calculation Agent reasonably determines to be appropriate to account for such event. The Calculation Agent may (but need not) determine the appropriate adjustment to such variables by reference to any adjustment(s) in respect of such Merger Event made by an options exchange to options on the relevant Shares traded on that options exchange.

Additional Termination
Events: If, on any Business Day on or after the twentieth Business Day following the Trade Date (such twentieth day, the "Share Collateralization Date"), MLPFS is no longer able to borrow (or maintain a borrowing of) Shares in an amount equal to the Number of Shares (other than failure of MLPFS to receive as Collateral on or prior to the Share Collateralization Date a Transfer of Eligible Collateral consisting of Shares in an amount equal to the Number of Shares due solely to the gross negligence of MLPFS) ("Loss of Borrow Event"), MLPFS may, upon not less than three (3) Business Days' prior notice (the "Notice Period") to Counterparty, elect to terminate this Transaction; provided that if, during the Notice Period, Counterparty lends to MLPFS such amount of Shares pursuant to the terms of this Agreement, then for so long as the Shares are so borrowed, MLPFS shall not terminate this Transaction under this provision. A Loss of Borrow Event shall constitute an Additional Termination Event with respect to this Transaction (with two Affected Parties).

                             If, for any reason (other than due solely to the gross negligence of MLPFS), MLPFS fails to receive as Collateral on or prior to the Share Collateralization Date a Transfer of Eligible Collateral consisting of Shares in an amount equal to the Number of Shares (as described below under the caption "Collateral"), then MLPFS may elect to immediately terminate this Transaction, and such failure to receive Shares on or prior to such date shall constitute an Additional Termination Event with respect to this Transaction (with two Affected Parties).

Termination Provisions:      The provisions of Part 1(c) (relating to Cross
                             Default) and Part 1(d) (relating to Credit Event
                             Upon Merger) of the ISDA Schedule shall not apply to this Transaction (for all purposes under the Agreement, including any relevant provisions of the Credit Support Annex).

Calculation Agent:           MLPFS

Non-Reliance:                Each party represents to the other party that it is
                             acting for its own account, and has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based on its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction, it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered investment advice or a recommendation to enter into this Transaction. No communication
                             (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

Governing law:               The laws of the State of New York (without
                             reference to choice of law doctrine)

Collateral:

    Supplemental
    Collateral Provisions:   (a)  Counterparty hereby assigns and pledges to
                                  MLPFS, and grants to MLPFS, as the Secured
                                  Party, security interests in and to, and a lien upon and right of set-off against, and transfers to MLPFS, as and by way of a security interest having priority over all other security interests, with power of sale, all of its right, title and interest in and to (i) the pledged items described in paragraph (b) below; (ii) all additions to and substitutions for such pledged items; (iii) all income, proceeds and collections received or to be received, or derived or to be derived, now or any time hereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) from or in connection with such pledged items (including, without limitation, any shares of capital stock issued by the Issuer in respect of any Shares (or security entitlements in respect thereof) constituting Collateral or any cash, securities or other property distributed in respect of or exchanged for any Shares (or security entitlements in respect thereof) constituting Collateral, or into which any such Shares (or security entitlements in respect thereof) are converted, in connection with any Merger Event, and any security entitlements in respect of any of the foregoing); and (iv) all powers and rights now owned or hereafter acquired under or with respect to such pledged items (such pledged items, additions, substitutions, proceeds, collections, powers and rights being herein collectively called the "Collateral"). MLPFS shall have all of the rights, remedies and recourses with respect to the Collateral afforded a secured party by the New York
                                  Uniform Commercial Code, in addition to, and not in limitation of, the other rights, remedies and recourses afforded to MLPFS by this Agreement.

                             (b) On or prior to the Trade Date, Counterparty shall Transfer to MLPFS in pledge hereunder, and thereafter maintain with MLPFS, Eligible Collateral consisting of Shares or Exchangeable Shares exchangeable into Shares, in an aggregate amount equal to the Number of Shares.

                             (c) In the event that the Issuer at any time issues to Counterparty in respect of any Eligible Collateral (or security entitlements in respect thereof) constituting Collateral hereunder any additional or substitute shares of capital stock of any class (or any security entitlements in respect thereof), Counterparty shall immediately pledge and Transfer to MLPFS all such shares and security entitlements as additional Collateral hereunder.

                             (d) The security interests granted hereby with respect to the Collateral (the "Security Interests") are granted as security only and shall not subject MLPFS to, or transfer or in any way affect or modify, any obligation or liability of Counterparty or the Issuer with respect to any of the Collateral or any transaction in connection therewith.

                             (e) MLPFS shall have the right to receive and retain as Collateral hereunder all proceeds of the Collateral, including without limitation any dividends or interest, and Counterparty shall take all such action as MLPFS shall deem necessary or appropriate to give effect to such right. All such proceeds including, without limitation, all dividends and other payments and distributions that are received by the Counterparty shall be received in trust for the benefit of MLPFS and, if MLPFS so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by MLPFS, be paid over to MLPFS as Collateral in the same form as received (with any necessary endorsement). MLPFS shall retain any and all ordinary cash dividends received by it hereunder as Collateral to be used by MLPFS toward satisfaction of Counterparty's obligations under paragraph (n) under the caption, "Representations and Agreements of Counterparty," below.

                             (f) Certain Additional Definitions. For purposes of this Transaction, the following terms shall have the meanings set forth below.

                                  "Eligible Collateral" means (x) Shares, (y)
                                  Exchangeable Shares ("Exchangeable Shares") of JDS Uniphase Canada Ltd. ("JDSU Canada") or
                                  (z) security entitlements in respect thereof, provided that Pledgor has good and marketable title thereto, free of all liens (other than the Security Interests) and transfer restrictions (other than the transfer restrictions imposed by Rule 144 or Rule 145 (other than Rule 144(d)) under the Securities Act as a result of such Shares being held by an affiliate of the Issuer) and that MLPFS has a valid, first priority perfected security interest therein, a first lien thereon and control with respect thereto.

                                  "Transfer" means, with respect to any Eligible Collateral, (i) in the case of certificated securities that cannot be paid or delivered by book-entry, payment or delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, assignments in blank, transfer tax stamps and any other documents necessary to constitute a legally valid transfer to the recipient; (ii) in the case of securities that can be paid or delivered in book-entry, the giving of written instruments to the relevant depository institution or other entity specified by the recipient, together with a written copy thereof to the recipient, sufficient if complied with to result in a legally effective transfer of the relevant interest to the recipient; and (iii) in the case of Exchangeable Shares constituting Eligible Collateral, in addition to the requirements set forth in clause (i) or (ii) above, as applicable, the delivery to MLPFS of an irrevocable instruction and authorization to immediately tender such Exchangeable Shares for exchange into Shares (accompanied by any duly executed instruments and other documents necessary to effect such exchange). For the avoidance of doubt, any irrevocable instruction and authorization under clause
                                  (iii) of the previous sentence shall include an authorization that MLPFS shall hold the exclusive authority, to the extent permitted by applicable law, to cancel or revoke any instruction to the exchange agent for the Exchangeable Shares to exchange any Exchangeable Shares.

                             (g) Unless an Event of Default shall have occurred and be continuing and subject to the limitations under paragraph (i) below, Counterparty shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Collateral, and MLPFS shall, upon receiving a written request from Counterparty accompanied by a certificate of an authorized officer of Counterparty stating that no Event of Default has occurred and is continuing, deliver to Counterparty or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Collateral that is registered, or held through a securities intermediary, in the name of MLPFS or its nominee as shall be specified in such request and shall be in form and substance satisfactory to MLPFS.

                             (h) If an Event of Default shall have occurred and be continuing, MLPFS shall have the right, to the extent permitted by law, and Counterparty shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if MLPFS were the absolute and sole owner thereof.

                                 Upon the occurrence of any event or condition which with the giving of notice or passage of time or both would qualify as an "Event of Default" or "Termination Event" under the Agreement with respect to the Counterparty being the "Defaulting Party" or "Affected Party", as the case may be, MLPFS shall have the right to declare all of Counterparty's payment obligations due and payable. In such event, unless (A) Counterparty shall have otherwise effected the deliveries required hereby or (B) the Shares (or security entitlements in respect thereof) then held by the MLPFS as Collateral hereunder are not Free Shares, MLPFS shall take, and the Counterparty irrevocably instructs MLPFS to take, in whole or partial, as the case may be, satisfaction of Counterparty's obligations to deliver Shares (or security entitlements in respect thereof) to MLPFS on the Settlement Date pursuant hereto, Shares (or security entitlements in respect thereof) then held by it as Collateral hereunder representing the number of Shares (or security entitlements in respect thereof) required to be delivered hereunder on the Early Termination Date. Upon any such deemed delivery, MLPFS shall hold such Shares (or security entitlements in respect thereof) absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Counterparty) in Shares and may be satisfied by deemed delivery of Shares held as Collateral.

                             (i) For purposes of this Transaction, in addition
                                 to the permitted uses of Collateral provided for in Paragraph 6(c) of the Credit Support Annex forming a part of the ISDA Schedule, Counterparty agrees and acknowledges that, during the period prior to the Settlement Date (or any Early Termination Date), MLPFS shall have the right to borrow from Counterparty Shares held as Collateral (any such borrowed and unreturned Shares, "Loaned Shares"). Upon MLPFS' exercise of such right to borrow Shares, Counterparty shall not be entitled, without the prior consent of MLPFS, to terminate its loan of the Loaned Shares to MLPFS until the Release Date.

                             Counterparty further agrees and acknowledges that MLPFS shall have all of the incidents of ownership of the Loaned Shares, including the right to transfer the Loaned Shares to others. Counterparty hereby waives the right to vote, or to provide any consent or take any similar action with respect to, the Loaned Shares in the event that the record date or deadline for such vote, consent or other action falls prior to the return of any Loaned Shares.

                             Counterparty shall be entitled to receive all distributions made on or in respect of the Loaned Shares which are not otherwise received by the Counterparty, to the full extent it would be so entitled if the Loaned Shares had not been lent to MLPFS, including, but not limited to: (a) cash and all other property, (b) stock dividends, (c) securities received as a result of split ups of the Loaned Shares and distributions in respect thereof,
                             (d) interest payments, and (e) all rights to purchase additional securities. Any cash distributions made on or in respect of the Loaned Shares, which Counterparty is entitled to receive pursuant to the previous sentence, shall be paid by the transfer of cash to Counterparty by MLPFS, on the date any such distribution is paid, in an amount equal to such cash distribution. Non-cash distributions received by MLPFS shall be added to the Loaned Shares on the date of distribution.

                             For the avoidance of doubt and without limiting the generality of any other provision hereof, the parties hereto agree and acknowledge as follows:

                                  (i) that any obligation of MLPFS to pay cash dividends to the Counterparty under the previous paragraph may be set off against the corresponding obligations of the Counterparty to pay to MLPFS an amount with respect to such dividends under paragraph (n) under the caption, "Representations and Agreements of Counterparty" with respect to such Loaned Shares; and

                                  (ii) on the Settlement Date or any Early
                                       Termination Date, the obligation of MLPFS to return Loaned Shares (if any) to the Counterparty may be set off against the corresponding obligations of the Counterparty to deliver Free Shares hereunder.

Independent Amount:          Independent Amount with respect to Counterparty and
                             this Transaction means a number of Shares equal to the Number of Shares.

Exposure:                    When calculating Exposure for purposes of
                             determining the Credit Support Amount under paragraph 3(a) of the Credit Support Annex, this Transaction will be disregarded.

Representations and
Agreements Of Counterparty:  Counterparty represents and warrants to, and agrees with, MLPFS as follows:

                             (a)  Counterparty (i) has such knowledge and
                                  experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (ii) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; (iii) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (iv) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Floor Price, Counterparty is foregoing, in part, the upside value of an increase in the market price of the Shares above the Cap Price; and (v) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date.

                             (b) None of Counterparty and any of its affiliates is in possession of any material non-public information regarding the Issuer. The representation and warranty contained in this paragraph (b) shall be true, correct and complete on each day of the Hedging Period, as if such representation and warranty was made as of such day by reference to the circumstances then existing; provided that if such representation and warranty is not true, correct and complete on such day, Counterparty shall instruct MLPFS to refrain on such date from engaging in hedging transactions as provided under the caption, "Initial Hedging Period".

                             (c) Counterparty has furnished MLPFS with copies of all material agreements and or contracts to which it is a party, by which it is bound, or by which any Collateral is bound, that relate to any Collateral.

                             (d) Neither Counterparty nor any person who would be considered to be the same "person" (as such term is used in Rule 144(a)(2) under the Securities Act of 1933, as amended (the "Securities Act"), has sold any Shares (or security entitlements in respect thereof) or hedged (through swaps, options, short sales or otherwise) any long position in the Shares (or security entitlements in respect thereof) during the preceding three (3) months prior to the Trade Date of this Transaction except as otherwise listed on Annex A. Counterparty covenants and agrees that until the Effective Date, it will not sell, nor will it permit any person to sell, Shares without the prior written consent of MLPFS. For the purposes of the this paragraph and paragraphs
                                  (e) and (h), Shares, including Deliverable
                                  Shares, shall be deemed to include securities convertible into or exchangeable or exercisable for Shares and any other security or instrument that would be subject to aggregation under Rule 144(e) under the Securities Act.

                             (e)  As of the Trade Date, Counterparty owns
                                  62,196,040 Shares (the "Deliverable Shares").

                             (f) Counterparty does not know or have any reason to believe that the Company has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

                             (g) As of the date hereof (without giving effect to the transactions contemplated hereby) Counterparty is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 72,367,040 Exchangeable Shares, which constitutes 20.244% of the total of (i) the outstanding Exchangeable Shares and (ii) the outstanding Shares of the Issuer. Counterparty shall comply with the reporting and other requirements of Section 13 of the Exchange Act relating to this Transaction.

                             (h)  The Shares constituting Collateral are
                                  currently eligible for public resale by the Counterparty pursuant to Rule 144 under the Securities Act. Counterparty acknowledges and agrees that (i) the entering into of this Confirmation will constitute a sale of Shares for purposes of Rule 144, (ii) Counterparty has not taken and will not take any action that would cause such sale to exceed the volume limitation of Rule 144(e), (iii) Counterparty has not taken and will not take any action that could cause the sale made pursuant to this Confirmation to fail to meet all applicable requirements of Rule 144 and
                                  (iv) Counterparty will transmit a Form 144 for filing with the Securities and Exchange Commission (the "SEC") as soon as practicable following the execution of this Confirmation. Counterparty covenants that it will send to MLPFS via facsimile a copy of each Form 144 and each filing under Section 13 or 16 of the Exchange Act relating to this Transaction concurrently with filing or transmission for filing, as the case may be, of such form to or with the SEC.

                             (i) Counterparty is not and has not been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction that could reasonably be expected to impair Counterparty's ability to perform its obligations hereunder.

                             (j) Counterparty will immediately notify MLPFS upon obtaining knowledge of the occurrence of any event that would constitute an Event of Default, a Potential Event of Default or a Potential Adjustment Event.

                             (k) Counterparty is not as of the Trade Date, and will not as of the Effective Date after giving effect to the transactions contemplated hereby, be insolvent.

                             (l) The parties acknowledge and agree that there are no other representations, agreements or other undertakings of the parties in relation to this Transaction, except as set forth or incorporated by reference in this Confirmation or in the Agreement.

                             (m) The parties hereto intend as follows:

                                 (i)   This Transaction to be a "securities
                                       contract" as defined in Section 741(7) of the Bankruptcy Code, qualifying for the protection under Section 555 of the Bankruptcy Code.

                                 (ii)  A party's right to liquidate this
                                       Transaction and to exercise any other
                                       remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a "contractual right" as defined in the Bankruptcy Code.

                                 (iii) Any cash, securities or other property
                                       provided as performance assurance,
                                       credit, support or collateral with
                                       respect to this Transaction to constitute
                                       "margin payments" as defined in the
                                       Bankruptcy Code.

                                 (iv) All payments for, under or in connection with this Transaction, all payments for the Shares and the transfer of such Shares to constitute "settlement payments" as defined in the Bankruptcy Code.

                                 (v) "Bankruptcy Code" means Title 11 of the United States Bankruptcy Code.

                                 (vi) Upon the execution of this Confirmation, this Agreement shall constitute a "Preliminary Agreement" within the meaning of the interpretive letter from the SEC to Goldman, Sachs & Co. dated December 20, 1999 (the "Interpretive Letter") and that, upon the execution of the Final Pricing Notice, this Agreement shall constitute a "Final Agreement" within the meaning of the Interpretive Letter.

                             (n) Counterparty hereby agrees that promptly following the payment of any cash dividend with respect to the Shares (but in any case on or prior to the seventh day immediately following the date of payment of such cash dividend), there shall be due and Counterparty shall pay to MLPFS an amount in cash equal to the aggregate amount of such cash dividend per Share multiplied by the Number of Shares.

Representation of MLPFS:     MLPFS hereby represents that it will conduct its
                             hedging activities as described under the caption
                             "Initial Hedging Period" above in accordance with the Interpretive Letter, it being understood that MLPFS will introduce into the public market a quantity of securities of the same class equal to the maximum number of shares deliverable on settlement of this Transaction in a manner consistent with the manner-of-sale conditions described in rule 144(f) and (g) under the Securities Act.

Interpretation:              For purposes of the Equity Definitions, this
                             Transaction will be deemed to be a
                             Physically-settled Share Option Transaction with an
                             Exercise Date equal to the Valuation Date.

         Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to the Attention of: Vivian Jackson (Telecopier No. 212 449-2697).

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED



By:    /s/ Elizabeth Murphy
   --------------------------------
   Name:   Elizabeth Murphy
   Title:  Authorized Signatory


Confirmed as of the date first above written:

FEJ HOLDING INC.



By:    /s/ Osamu Sato
   --------------------------------
   Name:   Osamu Sato
   Title:  Vice President

                                                                         ANNEX A

                      List of Recent Transactions in Shares


Type of Transaction    Counterparty     Sale Price    Quantity       Date
-------------------    ------------     ----------    --------       ----

Sale under Rule 144    CIBC             $218.50       1,815,000      12/1/99

                                                                       EXHIBIT 4


                    IRREVOCABLE AUTHORIZATION AND INSTRUCTION



Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")
World Financial Center
North Tower
New York, New York 10281-1305

February 4, 2000

Ladies and Gentlemen:

o This is in reference to the second prepaid forward contract transaction ML Transaction Ref. (to be determined) (the "Second Transaction") entered into between MLPFS and FEJ Holding Inc. ("FEJH"), as evidenced by the confirmation (the "Second Confirmation") dated as of February 4, 2000. The Second Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of January 27, 2000 (the "Agreement"). The Second Confirmation requires FEJH to pledge shares of common stock of JDS Uniphase Corporation (the "JDSU Shares") or shares of Exchangeable Shares of JDS Uniphase Canada Ltd. ("JDSU Canada") to MLPFS as Collateral. Defined terms used in this Irrevocable Authorization and Instruction (the "Instruction") and not otherwise defined shall have the same meanings as stated in the Second Confirmation.

In accordance with the terms and conditions of the Second Confirmation and in order to effect an exchange of a number of Exchangeable Shares (the "Number of Exchangeables") pledged to MLPFS (the "Pledged Exchangeables") for the Number of Shares, FEJH hereby irrevocably authorizes and instructs MLPFS (and any affiliate of MLPFS to which MLPFS may assign its rights and obligations under the Agreement pursuant to the terms thereof) to take all necessary actions to effect a "retraction" of the Number of Exchangeables as set forth in Article 6 of the Provisions Attaching to the Exchangeable Shares (the "Provisions"), including without limitation: the presentation and submission to the transfer agent for the Exchangeable Shares of a Retraction Request (as defined in the Provisions) with respect to the Number of Shares designated in the Second Confirmation as of the Trade Date; the designation of a Retraction Date (as defined in the Provisions); and, to the extent necessary, the partial withdrawal of the Retraction Request with respect to that number (if any) of Exchangeable Shares that is in excess of the Number of Shares specified in the Final Pricing Notice. FEJH agrees and covenants that it will not withdraw or cancel (or cause the withdrawal or cancelation of) any Retraction Request submitted with respect to the Pledged Exchangeables at any time prior to the Release Date other than pursuant to the authority granted and instruction given hereby.

                                             Sincerely yours,

                                             FEJ HOLDING INC.

                                             By:    /s/ Osamu Sato
                                                --------------------------------
                                                Name:   Osamu Sato
                                                Title:  Vice President


Accepted and agreed:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By:    /s/ Elizabeth Murphy
   --------------------------------------
   Name:   Elizabeth Murphy
   Title:  Authorized Signatory

                                                                       EXHIBIT 5


                                                                February 4, 2000


Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")
World Financial Center
North Tower
New York, New York 10281-1305

Dear Sirs:

This is in reference to the second OTC share transaction ML Transaction Ref. (to be determined) (the "Second Transaction") entered into between MLPFS and FEJ Holding Inc. ("FEJH"), as evidenced by the confirmation (the "Second Confirmation") dated as of February 4 , 2000 (or such other date as may be agreed between the parties). The Second Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein), dated as of January 27, 2000 (the "Agreement"). Defined terms used in this letter agreement and not otherwise defined shall have the same meanings as stated in the Second Confirmation.

We, The Furukawa Electric Co., Ltd. ("FE"), hereby confirm to MLPFS that FEJH is a wholly-owned subsidiary of FE. FE also acknowledges that the Second Confirmation requires FEJH to pledge the shares of JDS Uniphase Corporation (the "JDSU Shares") to MLPFS as Collateral.

In order to induce MLPFS to enter into the Second Transaction, FE acknowledges and agrees that in the event MLPFS shall not have received as Collateral on or prior to the twentieth Business Day following the Trade Date a Transfer of an amount of JDSU Shares equal to the Number of Shares, due to the revocation or withdrawal by FEJH of its Retraction Request (as defined in Article 6 of the Articles of Incorporation of FEJH) then, MLPFS shall have the right to seek compensation directly from FE (without first pursuing a claim against FEJH) for any losses, expenses (including reasonable fees and expenses of counsel to MLPFS), claims, damages or liabilities to which MLPFS may suffer or become subject to, insofar as such losses, expenses (including reasonable fees and expenses of counsel to MLPFS), claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon such revocation or withdrawal by FEJH of its Retraction Request. The rights of MLPFS under this letter shall be in addition to any rights or remedies that MLPFS may have under the terms of the Second Confirmation and the Agreement.

FE shall be released from all of its obligations under this letter agreement upon the delivery to MLPFS of an amount of JDSU Shares equal to the Number of Shares as required under the terms of the Second Confirmation and the Agreement. FE may not assign or delegate any of its duties hereunder.

                                          Sincerely yours,

                                          THE FURUKAWA ELECTRIC CO., LTD.


                                          By:    /s/ Junnosuke Furukawa
                                             -----------------------------------
                                             Name:   Junnosuke Furukawa
                                             Title:  President and CEO

Accepted and agreed:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By:    /s/ Elizabeth Murphy
   -----------------------------------
   Name:   Elizabeth Murphy
   Title:  Authorized Signatory

                                                                       EXHIBIT 6

                                                                       EXHIBIT A



               Merrill Lynch, Pierce, Fenner & Smith Incorporated
                             World Financial Center
                            New York, N.Y. 10281-1305


                                                               February 7, 2000


FEJ Holding Inc.
c/oThe Furukawa Electric Co., Ltd.
6-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8322, Japan
Attention:  Assistant Manager
Fax No. (813) 3286-3709

Ladies and Gentlemen:

         This Final Pricing Notice is the Final Pricing Notice within the meaning of the Master Agreement (including the Schedule thereto and the Credit Support Annex incorporated therein) dated as of January 27, 2000, between FEJ Holding Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS") (as supplemented by the Confirmation dated as of February 4, 2000 between you and MLPFS, the "Confirmation").

         For all purposes under the Confirmation, the terms of the Confirmation shall be as follows:

1.  Effective Date: February 8, 2000.

2.  Number of Shares: 950,000.

3.  Initial Payment Amount: USD 190,928,551.75

4.  Initial Payment Date: February 11, 2000.

5.  Initial Equity Level: 208.2668.

6.  Floor Price: 206.9755.

7.  Cap Price: 209.8288.

8.  Valuation Date: August 28, 2000.

9.  Settlement Date: August 31, 2000.

                                            Very truly yours,

                                            MERRILL LYNCH, PIERCE, FENNER &
                                              SMITH INCORPORATED


                                            By: /s/ Elizabeth Murphy
                                               ---------------------------------
                                               Name:  Elizabeth Murphy
                                               Title: Authorized Signatory

Acknowledged and Confirmed:

FEJ HOLDING INC.


By: /s/ Osamu Sato
   ----------------------------
   Name:  Osamu Sato
   Title: Vice President